Exhibit 99.(a)(21)
AstraZeneca UK Limited Completes Acquisition of
Cambridge Antibody Technology Group plc
Compulsory Acquisition Procedure Completed
Subsequent Offer Period Closed
AstraZeneca today announced that it has completed the compulsory acquisition procedure under the Interim Regulations and now owns 100 percent of the issued share capital of CAT.
The Subsequent Offer Period has now ended and the Offer is closed for further acceptance.
Defined terms used in this announcement have the same meanings as in the Offer Document dated 23 May 2006.
-Ends-

22 August 2006

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